Exhibit 12.1
PolyOne Corporation
Ratio of Earnings to Fixed Charges
(Dollars in millions)

									Nine Months Ended
	Year Ended December 31,								September 30,
	2004		2005		2006		2007 (1)	2008 (2)	2008		2009
Earnings:
Income (loss) before income taxes and discontinued operations	$42.0		$69.8		$120.3		$(32.4)	$(171.1)	$14.8		$38.2
(Income) loss from equity affiliates and minority interest	(65.4)		(79.9)		(112.0)		(27.7)	(31.2)	(24.4)		(28.6)

	(23.4)		(10.1)		8.3		(60.1)	(202.3)	(9.6)		9.6

Share of distributed earnings in equity affiliates	51.5		67.4		97.7		37.6	32.9	20.8		27.6
Add, fixed charges	83.6		76.0		78.8		71.7	48.7	36.5		35.3
Add, amortization of capitalized interest	0.2		0.2		0.2		0.2	0.2	0.1		0.1
Subtract, interest capitalized	—		—		—		(0.1)	—	—		—

Net earnings (loss)	$111.9		$133.5		$185.0		$49.3	$(120.5)	$47.8		$72.6

Fixed Charges:
Interest expense	$72.1		$68.1		$66.5		$51.4	$40.6	$30.4		$28.5
Capitalized interest	—		—		—		0.1	—	—		—
Premium on indebtedness	3.3		—		4.4		12.8	—	—		—
Interest portion of rentals	2.0		2.2		2.6		2.6	3.7	2.8		3.8
Interest expense relating to guaranteed debt of equity affiliates	6.2		5.7		5.3		4.8	4.4	3.3		3.0

Fixed charges	$83.6		$76.0		$78.8		$71.7	$48.7	$36.5		$35.3

Ratio of earnings to fixed charges	1.3	x	1.8	x	2.3	x	—	—	1.3	x	2.1	x

(1)	Earnings for 2007 were insufficient to cover fixed charges by $22.4 million. Accordingly, such ratio is not presented.

(2)	Earnings for 2008 were insufficient to cover fixed charges by $169.2 million. Accordingly, such ratio is not presented.